UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Symbotic Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

87151X101

(CUSIP Number)

July 29, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS THE ANTHONY AFFUSO & LORRAINE PERKINS AFFUSO REVOCABLE TRUST, U/T/A dated August 28, 2003
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,094,766 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,094,766 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,094,766 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents limited liability company units of Symbotic Holdings LLC (“Symbotic Holdings”) and an equal number of paired shares of Class V-1 Common Stock of Symbotic Inc. (the “Issuer”), which are held of record by THE ANTHONY AFFUSO & LORRAINE PERKINS AFFUSO REVOCABLE TRUST, U/T/A dated August 28, 2003 (the “Trust”), and which were initially issued as consideration for limited liability company units of Warehouse Technologies LLC (“Warehouse”) in connection with the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings and the Agreement and Plan of Merger, dated December 12, 2021, by and among SVF Investment Corp. 3 (the Issuer’s predecessor entity), Saturn Acquisition (DE) Corp., Warehouse and Symbotic Holdings, as described in the Issuer’s final proxy statement/prospectus filed with the Securities and Exchange Commission on June 1, 2022 (the “Merger Agreement”). Anthony J. Affuso (“Mr. Affuso”) and Lorraine Perkins Affuso (“Mrs. Affuso”) may be deemed to have shared voting and dispositive power with respect to such securities by virtue of each of their roles as co-trustee of the Trust. Shares of Class V-1 Common Stock of the Issuer have no economic rights, and each such share of Class V-1 Common Stock entitles its holder to 1 vote per share. Shares of Class V-1 Common Stock of the Issuer are convertible on a one-for-one basis into shares of Class A Common Stock of the Issuer at the election of the holder thereof and upon the redemption of an equal number of limited liability company units of Symbotic Holdings.

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 58,374,912 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022 and (y) 4,094,766 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 552,057,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022, (ii) 80,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of August 4, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of August 4, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of August 4, 2022.

1	NAMES OF REPORTING PERSONS Anthony J. Affuso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,094,766 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,094,766 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,094,766 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents limited liability company units of Symbotic Holdings and an equal number of paired shares of Class V-1 Common Stock of the Issuer, which are held of record by the Trust, and which were initially issued as consideration for limited liability company units of Warehouse in connection with the Merger Agreement. Mr. Affuso and Mrs. Affuso may be deemed to have shared voting and dispositive power with respect to such securities by virtue of each of their roles as co-trustee of the Trust. Shares of Class V-1 Common Stock of the Issuer have no economic rights, and each such share of Class V-1 Common Stock entitles its holder to 1 vote per share. Shares of Class V-1 Common Stock of the Issuer are convertible on a one-for-one basis into shares of Class A Common Stock of the Issuer at the election of the holder thereof and upon the redemption of an equal number of limited liability company units of Symbotic Holdings.

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 58,374,912 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022 and (y) 4,094,766 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 552,057,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022, (ii) 80,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of August 4, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of August 4, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of August 4, 2022.

1	NAMES OF REPORTING PERSONS Lorraine Perkins Affuso
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,094,766 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,094,766 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,094,766 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

Represents limited liability company units of Symbotic Holdings and an equal number of paired shares of Class V-1 Common Stock of the Issuer, which are held of record by the Trust, and which were initially issued as consideration for limited liability company units of Warehouse in connection with the Merger Agreement. Mr. Affuso and Mrs. Affuso may be deemed to have shared voting and dispositive power with respect to such securities by virtue of each of their roles as co-trustee of the Trust. Shares of Class V-1 Common Stock of the Issuer have no economic rights, and each such share of Class V-1 Common Stock entitles its holder to 1 vote per share. Shares of Class V-1 Common Stock of the Issuer are convertible on a one-for-one basis into shares of Class A Common Stock of the Issuer at the election of the holder thereof and upon the redemption of an equal number of limited liability company units of Symbotic Holdings.

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 58,374,912 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022 and (y) 4,094,766 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 552,057,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022, (ii) 80,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of August 4, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of August 4, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of August 4, 2022.

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”), which is being filed jointly by (i) THE ANTHONY AFFUSO & LORRAINE PERKINS AFFUSO REVOCABLE TRUST, U/T/A dated August 28, 2003 (the “Trust”), (ii) Anthony J. Affuso (“Mr. Affuso”), and (iii) Lorraine Perkins Affuso (Mrs. Affuso and, collectively with the Trust and Mr. Affuso, the “Reporting Persons”), amends and restates the Schedule 13G filed with the U.S. Securities and Exchange Commission (the “Commission”) by Mr. Affuso on June 7, 2022 (the “Original Schedule 13G” and, as amended, the “Schedule 13G”). The Schedule 13G relates to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Symbotic Inc., a Delaware corporation (the “Issuer”).

The limited liability company units of Symbotic Holdings LLC (“Symbotic Holdings”) and paired shares of Class V-1 Common Stock of the Issuer reported herein were initially issued as consideration for limited liability company units of Warehouse Technologies LLC (“Warehouse”) in connection with the Agreement and Plan of Merger, dated December 12, 2021, by and between Warehouse and Symbotic Holdings and the Agreement and Plan of Merger, dated December 12, 2021, by and among SVF Investment Corp. 3 (the Issuer’s predecessor entity), Saturn Acquisition (DE) Corp., Warehouse and Symbotic Holdings, as described in the Issuer’s final proxy statement/prospectus filed with the Securities and Exchange Commission on June 1, 2022 (the “Merger Agreement”).

The purpose of this Amendment No. 1 is to reflect the (i) the issuance of certain earnout interests (“Earnout Interests”) pursuant to the Merger Agreement upon the achievement of certain triggering events relating to the volume weighted average stock price of the Issuer and (ii) the transfer of record ownership of all securities reported herein to the Trust. The original Schedule 13G is hereby amended and restated in its entirety as follows:

Item 1(a)	Name of Issuer: Symbotic Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 200 Research Drive, Wilmington, MA 01887

Item 2(a)

Name of Persons Filing:

This Schedule 13G is being jointly filed by each of the following Reporting Persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) THE ANTHONY AFFUSO & LORRAINE PERKINS AFFUSO REVOCABLE TRUST, U/T/A dated August 28, 2003, (ii) Anthony J. Affuso, and (iii) Lorraine Perkins Affuso.

The Reporting Persons have entered into a Joint Filing Agreement, dated August 29, 2022, a copy of which is attached as Exhibit A hereto, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence: The address for the principal business office of each of the Reporting Persons is: PO BOX 357, Mt Juliet, TN 37121

Item 2(c)	Citizenship: The Trust is a trust governed by the laws of the State of Texas. Each of Mr. Affuso and Mrs. Affuso is a citizen of the United States.

Item 2(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.: 87151X101

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: This statement is not filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c).

Item 4	Ownership:

(a) Amount beneficially owned:

4,094,766 (1)

(b) Percent of class:

7.0% (2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

4,094,766 (1)

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose of or direct the disposition of:

4,094,766 (1)

(1)

Represents limited liability company units of Symbotic Holdings and an equal number of paired shares of Class V-1 Common Stock of the Issuer, which are held of record by the Trust, and which were initially issued as consideration for limited liability company units of Warehouse in connection with the Merger Agreement. Mr. Affuso and Mrs. Affuso may be deemed to have shared voting and dispositive power with respect to such securities by virtue of each of their roles as co-trustee of the Trust. Shares of Class V-1 Common Stock of the Issuer have no economic rights, and each such share of Class V-1 Common Stock entitles its holder to 1 vote per share. Shares of Class V-1 Common Stock of the Issuer are convertible on a one-for-one basis into shares of Class A Common Stock of the Issuer at the election of the holder thereof and upon the redemption of an equal number of limited liability company units of Symbotic Holdings.

(2)

The percent of class assumes conversion of all of the Reporting Person’s Class V-1 Common Stock into Class A Common Stock, resulting in a total of 58,374,912 shares of Class A common stock outstanding (which reflects the sum of (x) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022 and (y) 4,094,766 shares of Class A Common Stock issuable on conversion of the Reporting Person’s Class V-1 common stock). Based on the total of 552,057,744 shares of the Issuer’s Class A Common Stock that would be outstanding upon the conversion of all outstanding convertible securities (including (i) 54,280,146 shares of Class A Common Stock outstanding as of August 4, 2022, (ii) 80,844,573 shares of Class A Common Stock issuable on conversion of all shares of Class V-1 Common Stock outstanding as of August 4, 2022, and (iii) 416,933,025 shares of Class A Common Stock issuable on conversion of all shares of Class V-3 Common Stock outstanding as of August 4, 2022), the Reporting Person beneficially owns 0.7% of the Issuer’s total outstanding Class A Common Stock on a fully diluted basis as of August 4, 2022.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not applicable.

Item 8	Identification and Classification of Members of the Group: Not applicable.

Item 9	Notice of Dissolution of Group: Not applicable.

Item 10

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022

THE ANTHONY JAMES AFFUSO AND LORRAINE PERKINS AFFUSO REVOCABLE TRUST, BY ANTHONY JAMES AFFUSO and LORRAINE PERKINS AFFUSO, CO-TRUSTEES

/s/ Anthony J. Affuso
Name: Anthony J. Affuso

/s/ Lorraine Perkins Affuso
Name: Lorraine Perkins Affuso

ANTHONY J. AFFUSO

/s/ Anthony J. Affuso
Name: Anthony J. Affuso

LORRAINE PERKINS AFFUSO

/s/ Lorraine Perkins Affuso
Name: Lorraine Perkins Affuso

EXHIBIT INDEX

The following exhibits are filed herewith as art of this Schedule 13G:

Exhibit Number	Title

99.1	Joint Filing Agreement, dated as of August 29, 2022, by and among the Reporting Persons